UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

OPHTHOTECH CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

683745103

(CUSIP Number)

Thomas Dyrberg

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 683745103
1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0.0%
14.	Type of Reporting Person: CO

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”), reporting the sale of shares of common stock, par value $0.001 per share (the “Common Stock”) of the Issuer, amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 10, 2013, as amended by Amendment No. 1 filed with the Commission on February 24, 2014, Amendment No. 2 filed with the Commission on November 18, 2014, Amendment No. 3 filed with the Commission on March 11, 2015 and Amendment No. 4 filed with the Commission on May 31, 2016 (collectively, the “Amended Statement”). Except as specifically amended by this Amendment No. 5, each Item of the Amended Statement remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) of the Amended Statement is updated and replaced in its entirety as follows:

(a)	In compliance with Rule 144 of the Securities Act of 1933, as amended, Novo A/S sold an aggregate of 3,610,487 shares of the Issuer’s Common Stock as follows:

Date of Sale	Number of Shares Sold	Sale Price per Share (weighted average)	Approximate Gross Proceeds from Sale
December 14, 2016	2,205,000	$4.9716	$10,962,378
December 15, 2016	1,405,487	$4.7215	$6,636,007
Total:	3,610,487		$17,598,385

As of December 15, 2016, Novo A/S no longer holds any shares of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2016	Novo A/S

/s/ Thomas Dyrberg
Thomas Dyrberg, Managing Partner-Ventures